EX-99.(a)(29)

GOLDMAN SACHS VARIABLE INSURANCE TRUST

AMENDMENT NO. 28 TO AGREEMENT

AND DECLARATION OF TRUST

The undersigned Secretary of Goldman Sachs Variable Insurance Trust (the “Trust”) hereby certifies that the following resolutions were duly adopted by the Board of Trustees of said Trust on April 13, 2022:

RESOLVED, that the Agreement and Declaration of Trust dated September 16, 1997 (the “Declaration”) of the Trust, as amended to date, be further amended as contemplated in Article V, Section 1 thereof by renaming the Goldman Sachs Growth Opportunities Fund the “Goldman Sachs Mid Cap Growth Fund,” effective on or about April 29, 2022, or such other name as may be determined by the Trust’s officers, in their sole discretion, any such changes to be reflected in an amendment to the Declaration, such series to have the relative rights and preferences set forth in Sections 2 through 6 of Article V of the Declaration; and be it further

RESOLVED, that the Declaration, as amended to date, be further amended as contemplated in Article V, Section II thereof by abolishing the Goldman Sachs High Quality Floating Rate Fund and the Series’ related Share Classes effective on or about April 29, 2022; and be it further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to prepare, execute and deliver such documents, with such changes as may be recommended by Trust officers or Trust counsel, and to take all such actions as he or she may determine to be necessary or appropriate to carry out the foregoing resolutions, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution and delivery of such documents.

As of April 13, 2022

/s/ Caroline L. Kraus
Caroline L. Kraus
Title: Secretary